James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 4 August 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Results of 2023 Annual General Meeting Dear Sir/Madam We advise that all resolutions set out in the Notice of the Annual General Meeting dated 10 July 2023, were carried at the Annual General Meeting of James Hardie Industries plc held in Dublin, Ireland on 3 August 2023 (Dublin time). Details of votes cast are set out on the following page. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Results of AGM

Resolutions voted on at the meeting					If decided by poll					Proxies received			
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Financial Statements and Reports	Passed	Poll	n/a	337,393,572	99.99	28,280	0.01	3,571,138	337,080,190	28,280	3,571,138	313,382
2	Remuneration Report	Passed	Poll	n/a	301,514,035	88.92	37,570,843	11.08	1,908,111	301,207,013	37,570,843	1,908,111	307,022
3(a)	R Peterson election	Passed	Poll	n/a	340,634,217	99.94	205,996	0.06	152,775	340,314,092	205,996	152,775	320,125
3(b)	N Stein re-election	Passed	Poll	n/a	297,224,290	87.20	43,615,374	12.80	153,323	296,910,511	43,615,374	153,323	313,779
3(c)	H Wiens re-election	Passed	Poll	n/a	339,934,720	99.73	908,343	0.27	149,923	339,608,942	908,343	149,923	325,778
4	Fix external auditor remuneration	Passed	Poll	n/a	339,288,438	99.54	1,555,367	0.46	149,180	338,971,061	1,555,367	149,180	317,377
5	Grant ROCE RSUs to A Erter	Passed	Poll	n/a	305,722,143	89.68	35,164,299	10.32	106,542	305,408,294	35,164,299	106,542	313,849
6	Grant Relative TSR RSUs to A Erter	Passed	Poll	n/a	313,116,205	91.85	27,770,236	8.15	106,542	312,802,357	27,770,236	106,542	313,848
7	Renewal of the James Hardie 2020 Non-Executive Director Equity Plan and issue of shares thereunder	Passed	Poll	n/a	330,611,367	96.98	10,288,060	3.02	93,555	330,304,355	10,288,060	93,555	307,012
8	Renewal of authority for directors to allot and issue James Hardie shares	Passed	Poll	n/a	319,999,063	93.87	20,901,600	6.13	92,318	319,685,107	20,901,600	92,318	313,956
9	Renewal of authority for directors to issue shares for cash without first offering shares to existing shareholders	Passed	Poll	n/a	317,433,306	93.12	23,468,443	6.88	91,231	317,126,294	23,468,443	91,231	307,012